RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:07 04 March 2025 RNS Number : 1806Z Unilever PLC 04 March 2025 TRANSACTIONS IN OWN SECURITIES 04 March 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 03 March 2025 Number of ordinary shares purchased: 300,000 Highest price paid per share: GBP 45.4500 Lowest price paid per share: GBP 44.8100 Volume weighted average price paid per share: GBP 45.1949 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 50,897,266 of its ordinary share and has 2,517,650,553 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 45.1949 300,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 248 44.81 XLON 08 400 44.81 XLON 08 191 44.81 XLON 08 494 44.84 XLON 08 110 44.89 XLON 09 12 44.89 XLON 09 496 44.89 XLON 09 284 44.89 XLON 09 551 44.88 XLON 09 865 44.88 XLON 09 908 44.89 XLON 09 943 44.88 XLON 09 340 44.90 XLON 09 592 44.90 XLON 09 920 44.90 XLON 09 838 44.89 XLON 09 462 44.89 XLON 09 262 44.90 XLON 09 477 44.89 XLON 09 365 44.90 XLON 09 306 44.91 XLON 09 362 44.90 XLON 09 261 44.90 XLON 09 327 44.91 XLON 09 254 44.90 XLON 09 248 44.89 XLON 09 333 44.90 XLON 09 345 44.89 XLON 09 377 44.89 XLON 09 329 44.88 XLON 09 322 44.89 XLON 09 47 44.89 XLON 09 318 44.90 XLON 09 338 44.89 XLON 09 319 44.91 XLON 09 403 44.92 XLON 09 303 44.91 XLON 09 380 44.92 XLON 09 314 44.93 XLON 09 284 44.92 XLON 09 387 44.91 XLON 09 286 44.92 XLON 09 277 44.91 XLON 09 62 44.90 XLON 09 238 44.90 XLON 09 299 44.89 XLON 09 273 44.88 XLON 09 249 44.88 XLON 09 17 44.88 XLON 09 270 44.87 XLON 09 296 44.86 XLON 09 280 44.85 XLON 09 144 44.84 XLON 09 143 44.84 XLON 09 490 44.86 XLON 09 344 44.87 XLON 09 42 44.86 XLON 09 314 44.86 XLON 09 329 44.88 XLON 09 344 44.87 XLON 09 381 44.86 XLON 09 287 44.85 XLON 09 491 44.87 XLON 09 592 44.87 XLON 09 629 44.87 XLON 09 458 44.86 XLON 09 584 44.87 XLON 09 389 44.87 XLON 09 698 44.88 XLON 09 257 44.94 XLON 09 693 44.94 XLON 09 162 44.93 XLON 09 718 44.93 XLON 09 100 44.93 XLON 09 250 44.94 XLON 09 664 44.94 XLON 09 834 44.93 XLON 09 939 44.93 XLON 09 341 44.92 XLON 09 926 44.93 XLON 09 274 44.92 XLON 10 903 44.94 XLON 10 589 44.95 XLON 10 234 44.95 XLON 10 198 44.95 XLON 10 146 44.95 XLON 10 452 44.97 XLON 10 322 44.96 XLON 10 304 44.95 XLON 10 251 44.95 XLON 10 342 44.94 XLON 10 82 44.94 XLON 10 284 44.93 XLON 10 342 44.93 XLON 10 153 44.93 XLON 10 283 44.92 XLON 10

36 44.92 XLON 10 324 44.92 XLON 10 22 44.92 XLON 10 274 44.91 XLON 10 245 44.90 XLON 10 125 44.90 XLON 10 277 44.91 XLON 10 330 44.91 XLON 10 292 44.90 XLON 10 284 44.88 XLON 10 60 44.90 XLON 10 213 44.90 XLON 10 275 44.89 XLON 10 17 44.90 XLON 10 350 44.90 XLON 10 2 44.89 XLON 10 368 44.89 XLON 10 280 44.88 XLON 10 2 44.87 XLON 10 299 44.87 XLON 10 415 44.90 XLON 10 320 44.90 XLON 10 272 44.90 XLON 10 557 44.92 XLON 10 601 44.91 XLON 10 674 44.90 XLON 10 251 44.91 XLON 10 546 44.91 XLON 10 217 44.91 XLON 10 232 44.91 XLON 10 719 44.93 XLON 10 716 44.92 XLON 10 477 44.92 XLON 10 16 44.92 XLON 10 232 44.92 XLON 10 722 44.91 XLON 10 332 44.90 XLON 10 475 44.91 XLON 10 311 44.93 XLON 10 373 44.95 XLON 10 850 44.96 XLON 10 792 44.95 XLON 10 692 44.95 XLON 10 28 44.97 XLON 10 835 44.97 XLON 10 882 44.96 XLON 10 252 44.96 XLON 10 479 44.98 XLON 10 617 45.00 XLON 10 539 44.99 XLON 10 353 45.00 XLON 10 532 45.03 XLON 11 405 45.02 XLON 11 360 45.01 XLON 11 6 45.01 XLON 11 437 45.00 XLON 11 540 44.99 XLON 11 529 44.98 XLON 11 524 44.97 XLON 11 449 45.00 XLON 11 22 45.00 XLON 11 253 45.00 XLON 11 876 45.01 XLON 11 927 45.00 XLON 11 2 44.99 XLON 11 454 44.99 XLON 11 360 45.00 XLON 11 141 45.00 XLON 11 731 45.02 XLON 11 221 45.02 XLON 11 273 45.02 XLON 11 20 45.01 XLON 11 512 45.01 XLON 11 672 45.01 XLON 11 360 45.02 XLON 11 375 45.02 XLON 11 657 45.01 XLON 11 553 45.00 XLON 11 408 44.99 XLON 11 587 45.00 XLON 11 499 45.01 XLON 11 637 45.03 XLON 11 704 45.02 XLON 11 811 45.03 XLON 11 511 45.02 XLON 11 625 45.03 XLON 11 670 45.02 XLON 11 792 45.02 XLON 11 319 45.01 XLON 11 214 45.02 XLON 11 404 45.02 XLON 11 597 45.01 XLON 11 568 45.04 XLON 11 456 45.03 XLON 11 429 45.04 XLON 11 243 45.03 XLON 11 363 45.02 XLON 12 258 45.01 XLON 12 805 45.01 XLON 12 192 45.01 XLON 12 391 45.01 XLON 12 62 45.01 XLON 12 567 45.01 XLON 12 494 45.01 XLON 12 16 45.02 XLON 12 324 45.02 XLON 12 27 45.02 XLON 12 539 45.02 XLON 12 325 45.02 XLON 12 314 45.02 XLON 12 3 45.01 XLON 12 254 45.01 XLON 12 353 45.00 XLON 12 301 45.02 XLON 12 392 45.03 XLON 12 243 45.04 XLON 12 267 45.03 XLON 12 244 45.03 XLON 12 3 45.03 XLON 12 44 45.02 XLON 12 215 45.02 XLON 12 145 45.03 XLON 12 393 45.03 XLON 12 501 45.05 XLON 12 342 45.05 XLON 12 39 45.05 XLON 12 533 45.04 XLON 12 250 45.05 XLON 12 242 45.05 XLON 12 254 45.07 XLON 12 253 45.06 XLON 12 77 45.05 XLON 12 172 45.05 XLON 12 74 45.04 XLON 12 178 45.04 XLON 12 250 45.03 XLON 12 257 45.04 XLON 12 251 45.05 XLON 12 251 45.05 XLON 12 252 45.04 XLON 12 253 45.03 XLON 12 408 45.06 XLON 12 396 45.05 XLON 12 888 45.09 XLON 12 473 45.08 XLON 12 131 45.08 XLON 12 13 45.08 XLON 12 360 45.08 XLON 12 339 45.08 XLON 12 575 45.09 XLON 12 373 45.08 XLON 12 619 45.10 XLON 12 493 45.11 XLON 12 460 45.10 XLON 12 360 45.10 XLON 12 350 45.10 XLON 12 487 45.10 XLON 12 305 45.10 XLON 12 429 45.11 XLON 12 449 45.11 XLON 12

325 45.11 XLON 13 41 45.11 XLON 13 289 45.13 XLON 13 167 45.13 XLON 13 756 45.16 XLON 13 473 45.15 XLON 13 12 45.15 XLON 13 348 45.14 XLON 13 135 45.14 XLON 13 391 45.13 XLON 13 35 45.12 XLON 13 259 45.12 XLON 13 36 45.11 XLON 13 204 45.11 XLON 13 418 45.10 XLON 13 256 45.11 XLON 13 268 45.10 XLON 13 251 45.11 XLON 13 20 45.10 XLON 13 33 45.10 XLON 13 61 45.10 XLON 13 145 45.10 XLON 13 239 45.09 XLON 13 238 45.09 XLON 13 242 45.06 XLON 13 239 45.05 XLON 13 241 45.04 XLON 13 242 45.03 XLON 13 248 45.04 XLON 13 242 45.03 XLON 13 242 45.02 XLON 13 1 45.04 XLON 13 1 45.04 XLON 13 469 45.04 XLON 13 403 45.05 XLON 13 379 45.06 XLON 13 25 45.05 XLON 13 245 45.05 XLON 13 3 45.04 XLON 13 360 45.05 XLON 13 94 45.05 XLON 13 778 45.09 XLON 13 298 45.09 XLON 13 885 45.14 XLON 13 783 45.13 XLON 13 12 45.13 XLON 13 473 45.12 XLON 13 439 45.15 XLON 13 452 45.14 XLON 13 340 45.13 XLON 13 309 45.12 XLON 13 302 45.09 XLON 13 269 45.10 XLON 13 257 45.10 XLON 13 238 45.11 XLON 13 343 45.12 XLON 13 270 45.12 XLON 13 855 45.13 XLON 13 643 45.13 XLON 13 9 45.13 XLON 13 622 45.12 XLON 13 41 45.13 XLON 13 342 45.13 XLON 13 14 45.13 XLON 13 21 45.12 XLON 13 86 45.12 XLON 13 291 45.12 XLON 13 269 45.11 XLON 13 481 45.13 XLON 13 654 45.15 XLON 13 614 45.14 XLON 13 636 45.13 XLON 13 221 45.13 XLON 13 367 45.13 XLON 13 360 45.15 XLON 13 178 45.15 XLON 13 342 45.14 XLON 13 103 45.14 XLON 13 563 45.15 XLON 14 281 45.14 XLON 14 339 45.14 XLON 14 70 45.13 XLON 14 395 45.13 XLON 14 282 45.17 XLON 14 7 45.16 XLON 14 134 45.16 XLON 14 391 45.18 XLON 14 427 45.18 XLON 14 330 45.17 XLON 14 241 45.17 XLON 14 318 45.18 XLON 14 318 45.18 XLON 14 363 45.17 XLON 14 337 45.18 XLON 14 338 45.18 XLON 14 30 45.21 XLON 14 392 45.21 XLON 14 356 45.21 XLON 14 397 45.22 XLON 14 353 45.22 XLON 14 313 45.21 XLON 14 367 45.20 XLON 14 381 45.19 XLON 14 2 45.20 XLON 14 360 45.20 XLON 14 51 45.20 XLON 14 695 45.20 XLON 14 29 45.21 XLON 14 7 45.21 XLON 14 107 45.21 XLON 14 385 45.21 XLON 14 270 45.21 XLON 14 707 45.20 XLON 14 6 45.21 XLON 14 2 45.21 XLON 14 522 45.21 XLON 14 525 45.20 XLON 14 300 45.19 XLON 14 369 45.18 XLON 14 236 45.18 XLON 14 342 45.18 XLON 14 2 45.18 XLON 14 324 45.18 XLON 14 18 45.18 XLON 14 26 45.18 XLON 14 362 45.17 XLON 14 95 45.17 XLON 14 40 45.18 XLON 14 235 45.18 XLON 14 100 45.18 XLON 14 19 45.18 XLON 14 511 45.18 XLON 14 524 45.19 XLON 14 348 45.19 XLON 14 917 45.18 XLON 14 852 45.17 XLON 14 378 45.16 XLON 14 880 45.16 XLON 14 730 45.16 XLON 14 717 45.15 XLON 14 358 45.15 XLON 14 498 45.14 XLON 14 251 45.14 XLON 14 254 45.14 XLON 14 238 45.15 XLON 14 14 45.15 XLON 14 275 45.16 XLON 14 261 45.12 XLON 14 35 45.15 XLON 14 100 45.15 XLON 14 327 45.12 XLON 14 337 45.14 XLON 14 429 45.15 XLON 14 315 45.15 XLON 14 543 45.17 XLON 14 787 45.19 XLON 14 861 45.22 XLON 14 8 45.21 XLON 14 865 45.21 XLON 14 428 45.22 XLON 14

291 45.21 XLON 14 397 45.20 XLON 14 92 45.22 XLON 14 32 45.22 XLON 14 155 45.22 XLON 14 294 45.23 XLON 14 264 45.25 XLON 14 296 45.25 XLON 14 793 45.30 XLON 14 889 45.29 XLON 14 625 45.28 XLON 14 118 45.30 XLON 14 159 45.30 XLON 14 301 45.30 XLON 14 288 45.29 XLON 14 344 45.28 XLON 14 268 45.29 XLON 14 384 45.28 XLON 14 281 45.27 XLON 14 32 45.26 XLON 14 252 45.26 XLON 14 2 45.25 XLON 14 272 45.25 XLON 14 350 45.26 XLON 14 298 45.26 XLON 14 551 45.26 XLON 14 296 45.25 XLON 14 2 45.26 XLON 14 385 45.26 XLON 14 375 45.26 XLON 14 2 45.26 XLON 14 164 45.26 XLON 14 925 45.26 XLON 14 334 45.25 XLON 14 373 45.24 XLON 14 250 45.24 XLON 14 84 45.24 XLON 14 908 45.23 XLON 14 944 45.22 XLON 14 670 45.26 XLON 14 232 45.26 XLON 14 2 45.31 XLON 14 934 45.31 XLON 14 894 45.30 XLON 14 493 45.31 XLON 14 436 45.31 XLON 14 895 45.35 XLON 14 941 45.34 XLON 14 884 45.33 XLON 14 921 45.32 XLON 14 896 45.34 XLON 14 658 45.34 XLON 14 261 45.34 XLON 14 684 45.35 XLON 14 718 45.35 XLON 14 23 45.35 XLON 14 519 45.34 XLON 14 462 45.36 XLON 14 504 45.36 XLON 14 282 45.35 XLON 14 400 45.34 XLON 14 157 45.35 XLON 14 185 45.35 XLON 14 342 45.34 XLON 14 263 45.33 XLON 14 321 45.36 XLON 14 298 45.35 XLON 14 2 45.34 XLON 14 174 45.34 XLON 14 161 45.34 XLON 14 807 45.37 XLON 14 523 45.36 XLON 14 366 45.35 XLON 14 806 45.37 XLON 14 673 45.38 XLON 14 493 45.39 XLON 14 312 45.39 XLON 15 238 45.39 XLON 15 249 45.38 XLON 15 245 45.38 XLON 15 239 45.37 XLON 15 251 45.40 XLON 15 262 45.39 XLON 15 265 45.38 XLON 15 250 45.38 XLON 15 326 45.37 XLON 15 99 45.39 XLON 15 221 45.39 XLON 15 314 45.38 XLON 15 327 45.37 XLON 15 607 45.38 XLON 15 668 45.37 XLON 15 522 45.39 XLON 15 360 45.39 XLON 15 53 45.39 XLON 15 365 45.38 XLON 15 32 45.41 XLON 15 547 45.41 XLON 15 396 45.41 XLON 15 399 45.43 XLON 15 132 45.43 XLON 15 496 45.42 XLON 15 71 45.43 XLON 15 564 45.43 XLON 15 165 45.42 XLON 15 164 45.42 XLON 15 149 45.42 XLON 15 64 45.43 XLON 15 627 45.43 XLON 15 702 45.42 XLON 15 64 45.42 XLON 15 298 45.43 XLON 15 465 45.42 XLON 15 556 45.44 XLON 15 457 45.44 XLON 15 124 45.44 XLON 15 564 45.43 XLON 15 378 45.42 XLON 15 10 45.42 XLON 15 1 45.42 XLON 15 200 45.42 XLON 15 351 45.42 XLON 15 183 45.41 XLON 15 130 45.41 XLON 15 33 45.40 XLON 15 436 45.40 XLON 15 821 45.40 XLON 15 342 45.39 XLON 15 54 45.39 XLON 15 500 45.39 XLON 15 270 45.39 XLON 15 164 45.39 XLON 15 11 45.38 XLON 15 123 45.42 XLON 15 246 45.42 XLON 15 547 45.42 XLON 15 942 45.44 XLON 15 910 45.45 XLON 15 894 45.45 XLON 15 82 45.44 XLON 15 360 45.44 XLON 15 496 45.44 XLON 15 882 45.44 XLON 15 47 45.43 XLON 15 885 45.43 XLON 15 51 45.42 XLON 15 204 45.42 XLON 15 342 45.43 XLON 15 366 45.43 XLON 15 686 45.42 XLON 15 162 45.41 XLON 15 742 45.41 XLON 15 59 45.41 XLON 15 303 45.41 XLON 15 234 45.41 XLON 15 303 45.40 XLON 15 474 45.40 XLON 15 252 45.39 XLON 15 198 45.40 XLON 15 355 45.40 XLON 15

608 45.39 XLON 15 557 45.40 XLON 15 725 45.40 XLON 15 893 45.41 XLON 15 893 45.40 XLON 15 35 45.39 XLON 15 2 45.39 XLON 15 245 45.39 XLON 15 260 45.39 XLON 15 110 45.40 XLON 15 626 45.40 XLON 15 728 45.39 XLON 15 872 45.38 XLON 15 310 45.37 XLON 15 298 45.38 XLON 15 4 45.36 XLON 15 324 45.36 XLON 15 54 45.35 XLON 15 259 45.35 XLON 15 184 45.34 XLON 15 139 45.34 XLON 15 867 45.36 XLON 15 862 45.38 XLON 15 196 45.37 XLON 15 229 45.37 XLON 15 135 45.37 XLON 15 198 45.37 XLON 15 740 45.36 XLON 15 314 45.35 XLON 15 389 45.37 XLON 15 254 45.38 XLON 15 200 45.38 XLON 15 342 45.38 XLON 15 83 45.38 XLON 15 238 45.38 XLON 15 127 45.38 XLON 15 264 45.38 XLON 15 830 45.38 XLON 15 56 45.37 XLON 15 2 45.37 XLON 15 216 45.37 XLON 15 475 45.37 XLON 15 271 45.36 XLON 15 940 45.35 XLON 15 240 45.34 XLON 15 109 45.34 XLON 15 561 45.34 XLON 15 807 45.33 XLON 15 200 45.34 XLON 15 886 45.35 XLON 15 473 45.34 XLON 15 673 45.35 XLON 15 20 45.35 XLON 15 26 45.35 XLON 15 214 45.35 XLON 15 58 45.34 XLON 15 724 45.34 XLON 15 100 45.33 XLON 15 185 45.33 XLON 15 660 45.32 XLON 15 672 45.33 XLON 15 951 45.35 XLON 15 765 45.34 XLON 15 431 45.35 XLON 15 497 45.35 XLON 15 903 45.34 XLON 15 926 45.37 XLON 15 924 45.36 XLON 15 776 45.35 XLON 15 82 45.34 XLON 15 639 45.34 XLON 15 674 45.34 XLON 15 226 45.34 XLON 15 27 45.36 XLON 15 506 45.36 XLON 15 944 45.39 XLON 15 899 45.38 XLON 15 928 45.39 XLON 15 913 45.39 XLON 15 124 45.39 XLON 15 893 45.38 XLON 15 305 45.38 XLON 15 613 45.38 XLON 15 587 45.38 XLON 16 924 45.38 XLON 16 377 45.38 XLON 16 287 45.38 XLON 16 158 45.38 XLON 16 842 45.37 XLON 16 342 45.36 XLON 16 581 45.36 XLON 16 238 45.35 XLON 16 153 45.34 XLON 16 85 45.34 XLON 16 385 45.35 XLON 16 104 45.35 XLON 16 456 45.35 XLON 16 913 45.35 XLON 16 212 45.35 XLON 16 278 45.35 XLON 16 240 45.35 XLON 16 5 45.35 XLON 16 518 45.35 XLON 16 240 45.35 XLON 16 370 45.35 XLON 16 77 45.34 XLON 16 100 45.34 XLON 16 39 45.34 XLON 16 1 45.34 XLON 16 419 45.35 XLON 16 73 45.35 XLON 16 687 45.34 XLON 16 84 45.36 XLON 16 797 45.36 XLON 16 838 45.35 XLON 16 210 45.35 XLON 16 217 45.35 XLON 16 837 45.34 XLON 16 283 45.35 XLON 16 281 45.35 XLON 16 52 45.35 XLON 16 83 45.35 XLON 16 180 45.35 XLON 16 636 45.35 XLON 16 830 45.34 XLON 16 934 45.34 XLON 16 913 45.34 XLON 16 210 45.34 XLON 16 121 45.34 XLON 16 202 45.34 XLON 16 270 45.34 XLON 16 240 45.34 XLON 16 666 45.33 XLON 16 154 45.32 XLON 16 10 45.32 XLON 16 1 45.32 XLON 16 446 45.32 XLON 16 407 45.31 XLON 16 242 45.30 XLON 16 416 45.29 XLON 16 161 45.29 XLON 16 820 45.30 XLON 16 61 45.30 XLON 16 913 45.30 XLON 16 113 45.30 XLON 16 207 45.30 XLON 16 271 45.30 XLON 16 184 45.30 XLON 16 638 45.29 XLON 16 893 45.33 XLON 16 850 45.33 XLON 16 893 45.35 XLON 16 913 45.35 XLON 16 125 45.35 XLON 16 913 45.35 XLON 16 30 45.35 XLON 16 208 45.35 XLON 16 278 45.35 XLON 16 240 45.35 XLON 16 910 45.36 XLON 16

913 45.36 XLON 16 128 45.36 XLON 16 219 45.36 XLON 16 203 45.36 XLON 16 240 45.36 XLON 16 270 45.36 XLON 16 525 45.36 XLON 16 924 45.35 XLON 16 64 45.35 XLON 16 462 45.35 XLON 16 641 45.35 XLON 16 667 45.36 XLON 16 591 45.36 XLON 16 124 45.36 XLON 16 240 45.36 XLON 16 258 45.36 XLON 16 43 45.35 XLON 16 65 45.35 XLON 16 339 45.35 XLON 16 130 45.35 XLON 16 218 45.35 XLON 16 138 45.35 XLON 16 47 45.35 XLON 16 604 45.35 XLON 16 126 45.35 XLON 16 160 45.35 XLON 16 101 45.35 XLON 16 110 45.35 XLON 16 257 45.35 XLON 16 551 45.35 XLON 16 92 45.35 XLON 16 210 45.35 XLON 16 24 45.35 XLON 16 294 45.35 XLON 16 490 45.36 XLON 16 92 45.35 XLON 16 422 45.35 XLON 16 206 45.35 XLON 16 113 45.35 XLON 16 7 45.35 XLON 16 1 45.35 XLON 16 377 45.35 XLON 16 913 45.35 XLON 16 215 45.35 XLON 16 112 45.35 XLON 16 240 45.35 XLON 16 704 45.35 XLON 16 111 45.35 XLON 16 639 45.36 XLON 16 1,142 45.36 XLON 16 215 45.36 XLON 16 125 45.36 XLON 16 257 45.36 XLON 16 325 45.36 XLON 16 434 45.36 XLON 16 466 45.36 XLON 16 242 45.36 XLON 16 315 45.36 XLON 16 337 45.35 XLON 16 478 45.35 XLON 16 446 45.35 XLON 16 312 45.34 XLON 16 259 45.33 XLON 16 466 45.33 XLON 16 216 45.33 XLON 16 361 45.33 XLON 16 845 45.33 XLON 16 294 45.33 XLON 16 169 45.33 XLON 16 204 45.33 XLON 16 322 45.33 XLON 16 356 45.33 XLON 16 123 45.33 XLON 16 422 45.34 XLON 16 444 45.34 XLON 16 124 45.34 XLON 16 288 45.34 XLON 16 270 45.34 XLON 16 119 45.34 XLON 16 283 45.33 XLON 16 16 45.34 XLON 16 294 45.34 XLON 16 338 45.36 XLON 16 1,142 45.36 XLON 16 589 45.36 XLON 16 449 45.36 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.